EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
(Dollar amounts in millions)	2011	2010	2009	2008	2007
Income from continuing operations before income taxes(1)	$23,538	$22,118	$20,867	$20,122	$19,023
Capitalized interest	(63)	(85)	(88)	(150)	(182)
Consolidated net income attributable to the noncontrolling interest	(604)	(513)	(499)	(406)	(425)

Adjusted income from continuing operations before income taxes	22,871	21,520	20,280	19,566	18,416

Fixed Charges:
Interest (2)	2,268	2,160	2,267	2,267	2,009
Interest component of rent	651	597	406	464	368

Total fixed charges	2,919	2,757	2,673	2,731	2,377

Income from continuing operations before income taxes and fixed charges	$25,790	$24,277	$22,953	$22,297	$20,793

Ratio of earnings to fixed charges (times)	8.8	8.8	8.6	8.2	8.7

(1)	All prior periods have been adjusted to reflect the effect of the accounting change. See “Notes to Consolidated Financial Statements,” Note 2. “Accounting Change.”
(2)	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.